SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2010

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442, 333-155444
and 333-164091.


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                                 RADVision Ltd.

                                EXPLANATORY NOTE

The following exhibits are attached:

99.1 Press Release re RADVISION to Present at NASDAQ OMX and Oppenheimer Israeli Equities Conference on February 23rd dated February 18, 2010

99.2 Press Release re RADVISION Chosen as Video-Enabled Unified Communications Company of the Year by Industry Analyst Telepresence and Videoconferencing Insight dated February 10, 2010







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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                  (Registrant)



                                By: /s/Rael Kolevsohn
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: February 19, 2010



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                                  EXHIBIT INDEX




EXHIBIT NO.                DESCRIPTION
----------                 -----------

  99.1 Press Release re RADVISION to Present at NASDAQ OMX and Oppenheimer Israeli Equities Conference on February 23rd dated February 18, 2010

  99.2 Press Release re RADVISION Chosen as Video-Enabled Unified Communications Company of the Year by Industry Analyst Telepresence and Videoconferencing Insight dated February 10, 2010